15047032

PUBLIC

UNITEDSTATES
SECURITIES ANDEXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48390

SEC Mail Processing Received
MAR 02 2015
Wash., DC 194 Section

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SKB Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

810 NW Marshall Street, Suite 300
(No. and Street)

Portland (City) | Oregon (State) | 97209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George C. Schreck 503-220-2600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Geffen, Mesher & Company, P.C.
(Name – *if individual, state last, first, middle name*)

888 SW Fifth Avenue, Suite 800 (Address) | Portland (City) | OR (State) | 97204 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

*AB 3/7

00 3/11/15

OATH OR AFFIRMATION

PUBLIC

I, George C. Schreck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SKB Securities, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public

OFFICIAL STAMP
SHARON KAY LOOFBURROW
NOTARY PUBLIC - OREGON
COMMISSION NO. 922668
MY COMMISSION EXPIRES DECEMBER 18, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC

SKB Securities, LLC

Form X-17A-5 Part IIA
of the Focus Report of the Securities and Exchange Commission
Year Ended December 31, 2014
(With Independent Auditors' Report)

888 SW 5TH AVENUE, SUITE 800, PORTLAND, OR 97204
tel 503-221-0141 | *fax* 503-227-7924 | GMCO.COM

GeffenMesher

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
SKB Securities, LLC
Portland, Oregon

We have audited the accompanying financial statements of SKB Securities, LLC, which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. SKB Securities, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of SKB Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedule of computation of net capital under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of SKB Securities, LLC's financial statements. The supplemental information is the responsibility of SKB Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Geffen Mesher & Company P.C.

Portland, Oregon
February 27, 2015

December 31, 2014

ASSETS		
Cash	$	38,958
Prepaid expenses		23,283
Deferred tax asset		46,177
	$	108,418
LIABILITIES AND MEMBER'S EQUITY		
Due to related party	$	25,637
Member's equity		82,781
	$	108,418

888 SW 5TH AVENUE, SUITE 800, PORTLAND, OR 97204
tel 503-221-0141 | *fax* 503-227-7924 | GMCO.COM

GeffenMesher

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
SKB Securities, LLC
Portland, Oregon

We have reviewed management's statements, included in the accompanying Exemption Report required by SEC Rule 17a-5, in which (1) SKB Securities, LLC identified the following provisions of 17 C.F.R. #240.15c3-3 under the provision (k)(2)(i) "Customer protection-Reserves and Custody of Securities" and (2) SKB Securities, LLC stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception. SKB Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SKB Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination. The objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Section (k)(2)(i) "Customer Protection-Reserves and Custody of Securities of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Geffen Mesher & Company P.C.

Portland, Oregon
February 27, 2015

SKB SECURITIES
MEMBER FINRA
A SUBSIDIARY OF SCANLANKEMPERBARD COMPANIES

February 6, 2015

Securities Exchange Commission
100 F Street, NE
Washington, DC 20549

RE; Exemption Report for SEC Rule 15c3-3

To the SEC:

In accordance with SEC Rule 15c3-3, SKB Securities, LLC. ("SKB") hereby makes the following representations:

- SKB Securities is eligible for an exemption from Rule 5c3-3 under subsection (k)(2)(1) as SKB Securities carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank escrow accounts where funds are designated as a special account for the exclusive benefit of the issuer of the securities being sold by SKB Securities.

- SKB Securities has met the identified exemption provisions throughout the most recent fiscal year without exception.

We assume that this adequately addresses the requirements for the exemption under Rule 15c3-3; however, should you have any questions, please contact me at (503) 552-3579 or by e-mail at gschreck@skbcos.com.

Sincerely,

SKB SECURITIES, LLC

George C. Schreck
Chief Financial Officer

810 NW MARSHALL STREET, SUITE 300, PORTLAND, OREGON 97209 • 503-220-2600 • 503-220-2648 FAX
WWW.SKBCOS.COM